Exhibit 99.83

Skeena Intersects 14.82 g/t AuEq over 31.30 metres at Eskay Creek

Vancouver, BC (February 11, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce additional gold-silver drill results from the 2019 Phase I surface drilling program at the Eskay Creek Project (“Eskay Creek”) located in the Golden Triangle of British Columbia. Four surface drill rigs were utilized for the 2019 Phase I program in the 21A, 21E and HW Zones to infill and upgrade areas of Inferred resources to the Indicated classification. Drill hole results reported in this release are from the 21A, 21E and HW Zones. Reference images are presented at the end of this release as well as on the Company’s website.

Phase I Eskay Creek Drilling Highlights:

•	11.53 g/t Au, 247 g/t Ag (14.82 g/t AuEq) over 31.30 m (SK-19-172) - 21A Zone

•	15.02 g/t Au, 70 g/t Ag (15.96 g/t AuEq) over 18.26 m (SK-19-171A) - 21A Zone

•	1.51 g/t Au, 355 g/t Ag (6.24 g/t AuEq) over 21.00 m (SK-19-201) - 21E Zone

•	2.83 g/t Au, 44 g/t Ag (3.42 g/t AuEq) over 25.00 m (SK-19-208) - 21E Zone

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit are nulled to a value of zero.

2019 Drilling Continues to Intersect Increased Grades, While Confirming Widths

Infill drilling within the 21A Zone continues to improve upon historically defined grades as demonstrated by 2019 Phase I drill hole SK-19-172 which intersected 14.82 g/t AuEq over 31.30 metres. This drilling confirms the 21A Zone thickness as indicated by the nearest historical drill hole in the current mineral resource model which is located 20 metres down-dip and intersected slightly lower grade mineralization of 7.63 g/t AuEq over 26.90 metres (CA89-080).

Likewise, additional up-dip confirmation was provided by drill hole SK-19-061 which averaged 10.56 g/t AuEq over 27.50 metres and correlates very well with previously reported thickness from 2018 Phase I drill hole SK-18-023 that intersected 14.57 g/t AuEq over 31.50 metres.

Mineralization within this portion of the 21A Zone is dominantly hosted within the footwall rhyolite sequence with only a minor contribution from the mudstones (refer to attached section).

Current Status - Eskay Creek Drilling

Four surface-based drill rigs are currently on site at Eskay Creek. The Company anticipates commencement of the surface 2020 Phase I infill and exploration drilling program in mid-February 2020. The remaining analytical results from the 2019 Phase I drilling program will be disclosed once all information has been received and validated.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek mine, which contains a combined Indicated and Inferred 4Moz, 4.4 g/t gold-equivalent open-pit resource. The Company recently completed a Preliminary Economic Assessment (PEA) on Eskay Creek which highlights an after-tax NPV5% of C$638M, 51% IRR and a 1.2-year payback. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its exploration projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2019 Phase I length weighted drill hole gold and silver composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-19-096	4.70	5.50	0.80	0.49	47	1.12	21A
SK-19-096	32.50	33.00	0.50	0.61	18	0.85	21A
SK-19-100						ASSAYS PENDING
SK-19-101	22.16	22.70	0.54	1.28	5	1.35	21A
SK-19-128						ASSAYS PENDING
SK-19-130						ASSAYS PENDING
SK-19-133	1.40	3.35		0.03	<5	0.03	HW
SK-19-144	28.00	30.00		0.20	8	0.31	HW
SK-19-150	69.72	70.75	1.03	4.09	5	4.16	21A
SK-19-155	67.00	69.55	2.55	2.51	9	2.63	21A
SK-19-158	64.84	66.70	1.86	2.12	6	2.20	21A
SK-19-162	92.00	93.00		0.24	31	0.65	21A
SK-19-165						ABANDONED	21A
SK-19-165A						ABANDONED	21A
SK-19-165B	80.40	82.40	2.00	2.25	63	3.08	21A
SK-19-165B	87.77	100.55	12.78	2.34	5	2.41	21A
SK-19-165B	108.00	110.00	2.00	1.98	78	3.01	21A
SK-19-168						ABANDONED	21A
SK-19-168A	90.50	102.00	11.50	4.96	107	6.38	21A
SK-19-168A	108.50	113.00	4.50	1.10	5	1.17	21A
SK-19-171						ABANDONED	21A
SK-19-171A	98.24	116.50	18.26	15.02	70	15.96	21A
INCLUDING	100.30	101.50	1.20	13.25	<5	13.25	21A
AND	101.50	102.00	0.50	19.20	<5	19.20	21A
AND	104.50	106.00	1.50	10.05	61	10.86	21A
AND	106.00	107.50	1.50	41.50	200	44.17	21A
AND	107.50	109.00	1.50	26.90	288	30.74	21A
AND	109.00	110.50	1.50	14.30	224	17.29	21A
AND	110.50	112.00	1.50	24.80	5	24.87	21A

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
AND	112.00	113.00	1.00	15.45	8	15.56	21A
SK-19-171A	132.50	137.00	4.50	1.01	14	1.20	21A
SK-19-172	91.50	122.80	31.30	11.53	247	14.82	21A
INCLUDING	92.15	92.65	0.50	10.10	109	11.55	21A
AND	92.65	93.15	0.50	92.80	1,105	107.53	21A
AND	93.15	94.00	0.85	140.00	981	153.08	21A
AND	94.00	94.51	0.51	141.50	380	146.57	21A
AND	94.51	95.15	0.64	22.60	2,230	52.33	21A
AND	95.15	95.90	0.75	21.30	1,110	36.10	21A
AND	95.90	96.40	0.50	18.85	906	30.93	21A
AND	96.40	96.90	0.50	19.30	2,610	54.10	21A
AND	113.65	114.98	1.33	9.42	186	11.90	21A
SK-19-172	132.50	133.36	0.86	0.72	5	0.79	21A
SK-19-172	140.00	141.00	1.00	1.11	5	1.18	21A
SK-19-173						ABANDONED	21A
SK-19-173A	94.80	95.86	1.06	0.61	8	0.72	21A
SK-19-173A	98.65	101.00	2.35	2.62	5	2.68	21A
SK-19-174	91.48	102.05	10.57	3.36	9	3.48	21A
INCLUDING	95.00	96.00	1.00	12.65	<5	12.65	21A
SK-19-174	117.00	118.10	1.10	0.97	5	1.04	21A
SK-19-175	2.50	22.50	20.00	0.90	6	0.98	21A
SK-19-175	28.00	53.85	25.85	1.87	9	1.99	21A
SK-19-175	56.50	64.00	7.50	1.01	6	1.09	21A
SK-19-176	12.00	22.00	10.00	1.01	15	1.21	21A
SK-19-176	29.50	37.16	7.66	1.09	6	1.17	21A
SK-19-176	43.47	45.20	1.73	0.74	10	0.87	21A
SK-19-177	7.50	25.00	17.50	1.00	8	1.11	21A
SK-19-177	28.00	45.00	17.00	1.03	14	1.21	21A
SK-19-178	5.00	30.75	25.75	1.40	20	1.66	21A
SK-19-178	33.75	36.00	2.25	1.04	5	1.11	21A
SK-19-178	42.00	48.50	6.50	0.94	63	1.78	21A
SK-19-178	53.00	69.90	16.90	0.78	35	1.25	21A
SK-19-178	83.00	104.50	21.50	2.04	7	2.13	21A
SK-19-178	109.00	110.50	1.50	1.31	5	1.38	21A
SK-19-178	115.00	116.50	1.50	0.79	5	0.86	21A
SK-19-178	124.03	128.35	4.32	1.64	64	2.49	21A
SK-19-179	4.75	35.00	30.25	1.12	22	1.41	21A
SK-19-179	41.00	42.50	1.50	0.61	65	1.48	21A
SK-19-179	47.00	89.00	42.00	1.10	12	1.26	21A
SK-19-179	92.00	118.00	26.00	1.26	28	1.64	21A
SK-19-179	121.00	124.00	3.00	1.10	5	1.17	21A
SK-19-180	1.50	4.50	3.00	0.31	71	1.25	21A
SK-19-180	14.50	23.50	9.00	1.81	7	1.90	21A
SK-19-180	26.00	29.50	3.50	1.41	5	1.48	21A
SK-19-180	32.50	40.00	7.50	1.04	64	1.90	21A
SK-19-180	43.00	58.50	15.50	1.69	5	1.76	21A
SK-19-180	62.00	63.50	1.50	0.60	13	0.77	21A
SK-19-180	67.00	78.83	11.83	1.45	9	1.57	21A
SK-19-180	81.50	99.00	17.50	0.90	5	0.96	21A
SK-19-180	104.00	108.00	4.00	1.16	5	1.23	21A
SK-19-180	118.50	124.50	6.00	1.29	97	2.58	21A
SK-19-180	152.00	153.50	1.50	1.06	15	1.26	21A
SK-19-180	169.00	170.00	1.00	1.67	20	1.94	21A
SK-19-181	8.50	10.00	1.50	0.95	5	1.02	21A
SK-19-181	16.82	33.00	16.18	0.88	5	0.94	21A

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-19-181	36.00	39.50	3.50	0.68	5	0.75	21A
SK-19-181	42.65	66.00	23.35	1.51	6	1.58	21A
SK-19-181	70.50	104.50	34.00	1.12	20	1.39	21A
SK-19-181	110.00	113.00	3.00	0.64	19	0.89	21A
SK-19-181	125.00	131.00	6.00	1.53	7	1.63	21A
SK-19-181	134.00	139.00	5.00	0.59	12	0.75	21A
SK-19-182	2.00	14.50	12.50	0.90	55	1.64	21A
SK-19-182	37.70	47.16	9.46	0.77	25	1.10	21A
SK-19-182	51.12	63.00	11.88	1.04	6	1.11	21A
SK-19-182	66.00	69.00	3.00	0.79	17	1.01	21A
SK-19-182	73.24	76.24	3.00	0.73	5	0.80	21A
SK-19-183	1.34	17.00	15.66	1.26	54	1.98	21A
SK-19-183	22.50	24.00	1.50	0.20	48	0.84	21A
SK-19-183	41.50	50.00	8.50	2.74	14	2.92	21A
INCLUDING	48.95	50.00	1.05	10.50	28	10.87	21A
SK-19-183	53.15	54.50	1.35	0.83	13	1.00	21A
SK-19-183	59.95	62.40	2.45	0.77	5	0.84	21A
SK-19-183	65.00	71.15	6.15	1.28	17	1.51	21A
SK-19-183	78.50	79.75	1.25	0.88	5	0.95	21A
SK-19-183	90.00	91.50	1.50	1.70	1,195	17.63	21A
SK-19-183	100.00	106.00	6.00	0.72	13	0.88	21A
SK-19-183	118.18	118.68	0.50	0.70	9	0.82	21A
SK-19-184	1.96	13.00	11.04	1.26	144	3.18	21A
INCLUDING	10.00	11.50	1.50	1.68	710	11.15	21A
SK-19-184A	2.05	15.50	13.45	1.06	34	1.51	21A
SK-19-184A	21.53	23.50	1.97	1.02	5	1.09	21A
SK-19-184A	41.00	61.50	20.50	1.05	12	1.21	21A
SK-19-184A	64.50	71.65	7.15	1.05	44	1.63	21A
SK-19-184A	96.30	99.15	2.85	1.42	5	1.48	21A
SK-19-184A	103.50	106.50	3.00	1.56	5	1.63	21A
SK-19-184A	115.38	116.00	0.62	0.77	5	0.84	21A
SK-19-185	1.50	5.00	3.50	2.80	56	3.55	21E
SK-19-186	1.41	8.00	6.59	8.73	27	9.09	21E
INCLUDING	3.81	5.00	1.19	20.70	98	22.01	21E
AND	5.00	6.50	1.50	17.45	13	17.62	21E
SK-19-187	8.50	10.00	1.50	1.15	175	3.48	21E
SK-19-187	31.00	32.00	1.00	1.07	5	1.14	21E
SK-19-188	13.00	14.50	1.50	0.71	5	0.78	21E
SK-19-188	17.17	18.27	1.10	1.48	5	1.55	21E
SK-19-189	19.00	20.00	1.00	0.75	5	0.82	21E
SK-19-189	29.10	37.00	7.90	1.06	7	1.16	21E
SK-19-189	43.00	53.10	10.10	1.13	5	1.19	21E
SK-19-190	31.30	32.50	1.20	0.65	8	0.76	21E
SK-19-190	37.00	45.50	8.50	1.13	8	1.24	21E
SK-19-191	15.48	15.98	0.50	0.89	5	0.96	21E
SK-19-191	20.00	29.50	9.50	1.71	27	2.06	21E
SK-19-191	41.50	43.00	1.50	0.80	5	0.87	21E
SK-19-192	6.00	7.50	1.50	0.81	8	0.92	21E
SK-19-192	14.40	15.60	1.20	0.73	5	0.79	21E
SK-19-192	24.00	31.74	7.74	1.48	40	2.02	21E
SK-19-192	41.50	42.64	1.14	0.72	5	0.79	21E
SK-19-193	5.50	8.00	2.50	0.76	6	0.84	21E
SK-19-193	13.00	14.25	1.25	1.60	5	1.66	21E
SK-19-193	18.00	43.50	25.50	1.76	21	2.04	21E
SK-19-194	0.87	2.50	1.63	2.77	18	3.01	21E

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-19-194	10.00	14.50	4.50	1.23	16	1.44	21E
SK-19-194A	11.50	19.50	8.00	1.07	16	1.28	21E
SK-19-194A	29.00	31.50	2.50	3.95	5	4.02	21E
SK-19-195	8.00	14.37	6.37	1.51	50	2.18	21E
SK-19-195	17.00	18.38	1.38	0.53	13	0.70	21E
SK-19-195	52.00	56.00	4.00	2.32	5	2.38	21E
SK-19-196	2.93	5.90	2.97	0.90	5	0.97	21E
SK-19-196	11.72	14.00	2.28	1.59	20	1.86	21E
SK-19-196	17.67	22.00	4.33	2.66	116	4.20	21E
SK-19-197	8.00	10.79	2.79	0.73	10	0.86	21E
SK-19-198	11.00	12.50	1.50	25.80	94	27.05	21E
SK-19-198A	8.00	9.80	1.80	1.12	7	1.21	21E
SK-19-199	6.02	7.67	1.65	1.24	5	1.31	21E
SK-19-200	5.75	7.25	1.50	0.74	5	0.81	21E
SK-19-200	59.50	67.00	7.50	0.66	10	0.79	21E
SK-19-201	28.00	30.58	2.58	1.61	7	1.70	21E
SK-19-201	42.50	63.50	21.00	1.51	355	6.24	21E
INCLUDING	43.60	45.00	1.40	2.17	1,550	22.84	21E
AND	54.90	55.40	0.50	4.24	4,470	63.84	21E
SK-19-201	66.50	71.00	4.50	1.37	5	1.44	21E
SK-19-202	32.00	33.50	1.50	0.55	69	1.47	21E
SK-19-202	36.00	37.75	1.75	1.18	5	1.25	21E
SK-19-202	42.22	63.00	20.78	1.21	18	1.44	21E
SK-19-202	69.00	70.46	1.46	0.84	40	1.37	21E
SK-19-203						ABANDONED	21E
SK-19-203A	7.00	8.00	1.00	0.92	5	0.99	21E
SK-19-203A	34.00	34.50	0.50	1.11	9	1.23	21E
SK-19-203A	37.00	38.16	1.16	1.02	6	1.10	21E
SK-19-203A	46.50	54.50	8.00	0.82	7	0.91	21E
SK-19-203A	61.00	61.84	0.84	0.70	5	0.77	21E
SK-19-204	28.00	31.00	3.00	2.74	5	2.81	21E
SK-19-204	33.73	34.43	0.70	1.31	5	1.38	21E
SK-19-204	37.25	43.00	5.75	1.31	15	1.51	21E
SK-19-204	46.00	49.00	3.00	0.88	5	0.95	21E
SK-19-204	54.50	57.69	3.19	1.46	5	1.53	21E
SK-19-204	60.50	62.00	1.50	1.10	5	1.17	21E
SK-19-205	23.50	28.00	4.50	1.17	5	1.24	21E
SK-19-205	33.72	36.00	2.28	0.75	14	0.94	21E
SK-19-205	41.10	51.35	10.25	2.78	15	2.98	21E
SK-19-206	8.00	9.50	1.50	0.35	6	0.43	21E
SK-19-207	5.00	6.00	1.00	0.30	23	0.61	21E
SK-19-208	1.90	9.50	7.60	0.64	104	2.03	21E
SK-19-208	12.50	25.00	12.50	0.64	31	1.05	21E
SK-19-208	37.00	62.00	25.00	2.83	44	3.42	21E
SK-19-209	2.00	10.50	8.50	0.64	215	3.50	21E
INCLUDING	4.00	4.50	0.50	1.59	1,620	23.19	21E
SK-19-209	14.00	19.50	5.50	2.35	159	4.47	21E
INCLUDING	14.85	15.35	0.50	13.65	621	21.93	21E
SK-19-209	22.50	24.98	2.48	0.75	13	0.91	21E
SK-19-209	40.00	45.00	5.00	2.01	158	4.11	21E
INCLUDING	44.00	45.00	1.00	2.81	554	10.20	21E
SK-19-209	52.05	53.50	1.45	2.59	5	2.66	21E
SK-19-210	14.30	17.00	2.70	4.51	114	6.02	21E
SK-19-210	30.00	39.50	9.50	0.88	48	1.53	21E
SK-19-210	42.90	44.00	1.10	0.85	205	3.58	21E

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-19-211	14.00	17.30	3.30	4.39	105	5.79	21E
SK-19-211	26.50	41.50	15.00	1.06	60	1.86	21E
SK-19-211	65.50	91.00	25.50	1.31	12	1.46	21E
SK-19-212	7.38	14.00	6.62	3.68	35	4.15	21E
SK-19-212A	4.25	20.00	15.75	2.06	26	2.40	21E
SK-19-213	7.14	20.32	13.18	1.36	29	1.75	21E
SK-19-213	22.43	23.45	1.02	1.00	17	1.23	21E
SK-19-213	31.94	35.00	3.06	1.34	35	1.81	21E
SK-19-214	6.24	20.40	14.16	3.67	25	4.00	21E
SK-19-214	24.08	34.50	10.42	0.88	17	1.11	21E

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine grid Phase I drill hole locations and orientations:

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (m)	AZIMUTH	DIP
SK-19-096	9904.0	9951.0	992.8	45.0	286.0	-45.0
SK-19-100	9973.0	10139.0	972.6	41.4	73.2	-59.8
SK-19-101	9973.0	10139.0	972.6	42.0	130.4	-65.5
SK-19-128	10086.0	10527.0	941.0	36.0	161.6	-60.3
SK-19-130	10086.0	10527.0	941.0	40.0	210.7	-55.1
SK-19-133	9925.1	10847.4	874.1	25.0	181.3	-50.4
SK-19-144	9933.1	10744.1	909.8	44.0	188.7	-65.7
SK-19-150	9709.7	10093.7	1019.8	86.0	187.6	-53.0
SK-19-155	9765.3	9994.8	1039.8	95.0	73.2	-85.4
SK-19-158	9763.8	9996.1	1040.8	86.0	273.6	-75.5
SK-19-162	9796.4	10027.9	1043.1	107.0	278.2	-72.0
SK-19-165	9871.3	10116.9	1031.0	11.0	126.7	-57.7
SK-19-165A	9871.3	10116.9	1031.0	25.4	133.0	-57.4
SK-19-165B	9871.3	10116.9	1031.0	110.0	131.6	-57.3
SK-19-168	9905.7	10160.8	1030.1	29.0	106.2	-49.5
SK-19-168A	9905.7	10160.8	1030.1	122.0	105.5	-52.0
SK-19-171	9883.2	10165.3	1034.8	66.0	106.4	-62.4
SK-19-171A	9883.2	10165.3	1034.8	137.0	102.7	-63.3
SK-19-172	9883.0	10164.5	1035.3	146.0	119.2	-52.7
SK-19-173	9893.6	10198.7	1034.8	23.0	107.8	-65.4
SK-19-173A	9893.6	10198.7	1034.8	125.0	115.7	-65.7
SK-19-174	9894.1	10198.4	1034.5	125.0	112.3	-56.2
SK-19-175	9876.9	9909.0	1023.2	65.0	281.4	-88.1
SK-19-176	9871.2	9896.3	1022.4	45.2	178.9	-66.0
SK-19-177	9870.7	9895.9	1021.8	45.0	0.0	-90.0
SK-19-178	9860.3	9891.2	1018.5	146.0	289.0	-85.2
SK-19-179	9859.9	9891.4	1022.1	155.0	316.9	-78.0
SK-19-180	9859.7	9938.1	1024.7	171.7	246.5	-89.8
SK-19-181	9860.4	9937.7	1026.3	155.0	146.8	-82.0
SK-19-182	9861.5	9874.6	1021.2	137.0	59.0	-85.8
SK-19-183	9858.5	9874.6	1026.6	122.0	288.8	-85.7
SK-19-184	9860.0	9874.6	1020.5	20.0	205.1	-82.0
SK-19-184A	9860.0	9874.6	1020.5	116.0	190.8	-82.8
SK-19-185	10136.0	10246.7	974.7	35.0	72.1	-53.0
SK-19-186	10135.1	10246.0	975.0	35.0	174.1	-86.2
SK-19-187	10135.4	10276.0	983.3	32.0	239.0	-89.4

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (m)	AZIMUTH	DIP
SK-19-188	10145.5	10267.4	982.8	50.0	185.3	-64.7
SK-19-189	10102.8	10252.5	968.2	56.0	229.5	-59.8
SK-19-190	10103.9	10251.5	966.3	65.0	261.0	-72.1
SK-19-191	10103.9	10251.5	966.3	56.0	185.3	-72.4
SK-19-192	10106.1	10250.3	965.7	62.0	186.0	-54.0
SK-19-193	10104.7	10251.6	965.7	50.0	144.9	-53.2
SK-19-194	10151.4	10318.9	983.1	16.0	215.7	-79.8
SK-19-194A	10151.4	10318.7	983.4	47.0	226.4	-78.9
SK-19-195	10150.7	10318.7	983.3	56.0	226.5	-62.2
SK-19-196	10151.3	10318.7	982.7	50.0	174.3	-64.0
SK-19-197	10152.6	10318.6	982.8	53.0	121.2	-71.6
SK-19-198	10152.7	10318.2	982.6	14.0	45.0	-80.0
SK-19-198A	10152.7	10318.2	982.6	56.0	61.9	-80.0
SK-19-199	10152.4	10319.4	981.9	56.0	45.5	-61.1
SK-19-200	10079.8	10263.8	966.1	77.0	39.7	-81.4
SK-19-201	10082.8	10261.9	969.3	77.0	58.5	-61.1
SK-19-202	10082.8	10261.6	969.6	77.0	61.1	-72.6
SK-19-203	10082.3	10262.4	968.4	14.0	83.2	-80.1
SK-19-203A	10082.3	10262.4	968.4	71.0	85.7	-79.2
SK-19-204	10082.7	10260.3	969.8	68.0	86.0	-64.8
SK-19-205	10083.4	10260.1	969.1	65.0	82.4	-50.5
SK-19-206	10145.5	10267.4	982.8	50.0	277.9	-88.5
SK-19-207	10147.3	10267.0	981.8	47.0	129.6	-66.3
SK-19-208	10119.8	10303.5	979.5	62.0	150.9	-67.0
SK-19-209	10119.9	10303.5	980.9	65.0	149.0	-51.4
SK-19-210	10077.8	10286.2	977.7	86.0	54.0	-81.5
SK-19-211	10078.5	10285.6	977.7	92.0	57.5	-74.4
SK-19-212	10134.8	10336.7	983.7	14.0	38.8	-67.6
SK-19-212A	10134.8	10336.7	983.7	41.0	25.4	-71.0
SK-19-213	10134.2	10336.8	984.2	35.0	255.7	-51.8
SK-19-214	10134.4	10337.1	985.2	41.0	320.3	-79.8

ESKAY CREEK PROJECT
21A ZONE
SECTION 10130N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
SURFACE
0.7 G/T AUEQ GRADE SHELL
2019-2018 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
1000 mASL
950 mASL
900 mASL
BASALTS
CONTACT MUDSTONES
PEA PIT LIMITS
RHYOLITE
SK-19-061:
6.75 g/t Au, 285 g/t Ag
(10.56 g/t AuEq) over 27.50 metres
SK-18-023:
10.16 g/t Au, 331 g/t Ag
(14.57 g/t AuEQ) over 31.50 metres
SK-19-172:
11.53 g/t Au, 247 g/t Ag
(14.82 g/t AuEq) over 31.30 metres
SK-18-024:
8.82 g/t Au, 97 g/t Ag
(10.11 g/t AuEQ) over 11.50 metres
7.63/26.90
4.88/20.40
18.24/16.86
11.77/1.89
6.36/20.55
3.08/14.41
12.74/24.60
4.48/30.16
1.77/0.68
5.45/2.87
2.32/9.22
6.57/4.80
4.65/28.82
4.88/16.55
3.73/13.24
4.88/8.89
4.22/9.99
1.82/12.92
100 METRES
850 mE
900 mE
950 mE
1000 mE